Filed Pursuant to Rule 424(b)(5)
Registration No. 333-178481

PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 10, 2012)

1,400,000 Shares
S&W SEED COMPANY
Common Stock $7.50 per share

This prospectus supplement amends the prospectus supplement dated January 11, 2013 to the prospectus dated February 10, 2012, relating to the sale by S&W Seed Company of 1,400,000 shares of common stock. You should read this prospectus supplement in conjunction with the prospectus supplement dated January 11, 2013 to the prospectus dated February 10, 2012, and this supplement is qualified by reference thereto, except to the extent that the information in this supplement supersedes the information contained in such prospectus supplement.

This investment involves risk. See "Risk Factors" beginning on page S-6 of the prospectus supplement dated January 11, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this supplement (to the prospectus supplement dated January 11, 2013) is January 15, 2013.

Explanatory Note

S&W Seed Company is filing this supplement to the prospectus supplement dated January 11, 2013 (the "Final Prospectus Supplement") to correct a mathematical calculation related to dilution on page S-22 of the Final Prospectus Supplement (and a reference to the amount of dilution per share to investors on page S-18 of the Final Prospectus Supplement). The dilution amounts disclosed in the Final Revised Prospectus, which were calculated using gross proceeds, have been recalculated using estimated net proceeds and this supplement incorporates such revised calculations by amending and restating the risk factor on page S-18 entitled "You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase." in its entirety with the disclosure set forth below, and the section "Dilution" in its entirety with the disclosure set forth below. No attempt has been made in this supplement to modify or update the other information presented in the Final Prospectus Supplement. This amendment does not reflect events occurring after the filing of the Final Prospectus Supplement or modify or update those disclosures affected by subsequent events. Accordingly, this amendment should be read in conjunction with the Final Prospectus Supplement and our other filings made with the Securities and Exchange Commission.

The following information replaces the risk factor entitled "You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase." contained in the "Risk Factors - Risks Related to this Offering" section on page S-18 of the Final Prospectus Supplement.

You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.

Since the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. If you purchase shares of our common stock in this offering, you will experience immediate dilution of $3.82 per share. See the section entitled "Dilution" below on page S-22 for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

If we issue additional common stock, or securities convertible into or exchangeable or exercisable for common stock, our stockholders, including investors who purchase shares of common stock in this offering, may experience additional dilution, and any such issuances may result in downward pressure on the price of our common stock. We may not be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders.

The following information replaces the information contained in the "Dilution" section on page S-22 of the Final Prospectus Supplement.

DILUTION

Our net tangible book value as of September 30, 2012 was approximately $23.1 million, or $3.09 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding.

After giving effect to the sale of 1,400,000 shares in this offering at the public offering price of $7.50 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2012 would have been approximately $32.6 million, or $3.68 per share of common stock. This represents an immediate increase in net tangible book value of $0.59 per share to our existing stockholders and an immediate dilution in net tangible book value of $3.82 per share to new investors purchasing shares of common stock in this offering at the public offering price. The following table illustrates this dilution on a per share basis:

Public offering price per share		$7.50
Net tangible book value per share as of September 30, 2012	$3.09
Increase per share attributable to this offering	$0.59
As adjusted net tangible book per share after this offering		$3.68
Dilution per share to investors participating in this offering		$3.82

The number of shares of common stock shown above to be outstanding after this offering is based on 7,873,100 shares of our common stock outstanding as of January 8, 2013 and excludes:

•	852,000 shares of our common stock subject to options outstanding as of January 8, 2013 having a weighted-average exercise price of $4.72 per share;
•	325,000 shares of our common stock reserved for issuance in connection with future awards under our 2009 equity incentive plan;
•	50,000 shares of our common stock issuable upon the exercise of outstanding warrants issued in May 2012 to company advisers, at an exercise price of $6.875 per share;
•

2,799,900 shares of common stock issuable upon the exercise of outstanding Class A warrants and Class B warrants issued to the purchasers in our initial public offering completed in May 2010, at an exercise price of $7.15 and $11.00 per share, respectively;

•

280,000 shares of our common stock, 140,000 Class A warrants and 140,000 Class B warrants issuable upon the exercise of outstanding warrants issued to the underwriters of our initial public offering, at an exercise price of $13.20 per unit, each unit consisting of two shares of our common stock, one Class A warrant and one Class B warrant; and

•	50,000 shares of our common stock issuable upon the exercise of outstanding warrants issued in May 2010 to company advisers, at an exercise price of $4.00 per share.

To the extent our outstanding options and warrants are exercised, you may experience further dilution. The above illustration of dilution per share to investors participating in this offering assumes no exercise of outstanding options or outstanding warrants to purchase shares of our common stock. The exercise of outstanding options and warrants having an exercise price less than the offering price of the common stock in this offering, would further increase dilution to investors in this offering.